

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

<u>Via E-mail</u>
Mr. Leon O. Moulder, Jr.
Chief Executive Officer
TESARO, Inc.
1000 Winter Street, Suite 3300
Waltham, MA 02451

      Re: TESARO, Inc.
              Registration Statement on Form S-1/A
              Filed May 25, 2012
              File No. 333-180309

Dear Mr. Moulder:

      We have reviewed the correspondence letter you filed on June 11, 2012 and the two correspondence letters you filed on June 13, 2012, including your proposed disclosure in response to our oral comments issued on June 12, 2012 and June 13, 2012, and have the following remaining comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Risk Factor
"The estimated price range for this offering is significantly greater per share than our estimate of the fair market value of our common stock as of May 31, 2012."

1. With respect to the proposed risk factor you included in the correspondence letter you filed on June 13, 2012 at 9:56 pm, please revise your disclosure in this risk factor to include a statement specifically stating that the estimate of fair value of your common stock as of May 31, 2012 was not a factor in setting the estimated price range for this offering as set forth on the cover page of your prospectus. Similarly, please expand your disclosure regarding your determination of offering price on pages 158-159.

Underwriting, page 158

2. Please include the disclosure relating to determination of offering price in a separately captioned sub-section of the underwriting section. You may include other subsections as you see fit. Alternatively, you may include the disclosure related to determination of offering price in a separate section indexed in the table of contents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

Via E-mail
cc: Asher M. Rubin, Esq.
        Hogan Lovells US LLP
        100 International Drive, Suite 2000
        Baltimore, MD 21202